July 1, 2015

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	DelMar Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-203357

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC and Roth Capital Partners, LLC, as co-lead placement agents, hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 1:00 p.m., Washington D.C. time, on Thursday, July 2, 2015, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: June 12, 2015
(ii)	Dates of distribution: June 12, 2015 – June 23, 2015
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 5
(iv)	Number of prospectuses so distributed: approximately: 459

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

MAXIM GROUP LLC

/s/ Clifford A. Teller

Name: Clifford A. Teller

Title: Executive Managing Director,

Head of Investment Banking

ROTH CAPITAL PARTNERS, LLC

/s/ Aaron M. Gurewitz

Name: Aaron M. Gurewitz

Title: Head of Equity Capital Markets